

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2019

Ana Menendez
Chief Financial Officer
WATSCO INC
2665 South Bayshore Drive
Suite 901
Miami, FL 33133

   Re: WATSCO INC
     Form 8-K filed on February 14, 2019
     Form 10-K for the fiscal year ended December 31, 2018
     Filed on February 28, 2019
     File No. 1-05581

Dear Ms. Menendez:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on February 14, 2019

Exhibit 99.1, page 2

1. We note you present bullets related to the growth of "EPS" and "net income" under full year 2018 results and fourth quarter results that quantify changes relative to the comparative periods; however, it appears to us these quantified changes actually relate to comparisons of GAAP measures in the current periods and non-GAAP measures in the comparative periods, as indicated in the related footnotes. It appears to us these bullets are not accurate and do not appear to comply with our response to Question 102.10 of the C&DIs related to Non-GAAP Financial Measures. To the extent applicable, please revise future filings to ensure your disclosures are accurate and comply with our response to Question 102.10 or explain why you believe the current presentation is appropriate.

Form 10-K for the fiscal year ended December 31, 2018

Exhibit 13 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 5

2.   We note you disclosed that the increase in same-store revenues from 2017 to 2018 was "primarily due to realization of price increases, demand for the replacement of residential and commercial HVAC equipment and a higher mix of high-efficiency air conditioning and heating systems, which sell at higher unit prices". We also note you disclosed in your 2018 annual earnings release that sales growth in 2018 reflects HVAC equipment unit growth, price increases and a richer mix of high-efficiency systems as well as margin expansion in several markets offset by a profit decline in Florida-based locations on slower sales growth and a profit decline in Latin America on lower sales. To the extent applicable, please revise future filings to:

- Quantify the impacts of changes in price, changes in volume, and changes in sales mix on revenues during each period presented; and
- Quantify and discuss the reasons for differences in changes in regional sales within the United States, to the extent material and necessary to fully understand changes in revenues during each period presented.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mindy Hooker, Accountant, at (202) 551-3732 or Anne McConnell, Accountant, at (202) 551-3709 with any questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Manufacturing and
                                             Construction